       M A N A G E M E N T 'S  D I S C U S S I O N  A N D  A N A L Y S I S

This Management's Discussion and Analysis contains forward-looking statements based on current expectations, but which involve certain risks, uncertainties and assumptions. Actual results may differ materially. See page 44 for additional information. All financial information is reported in Canadian dollars unless noted otherwise. In 2001, Suncor began to convert natural gas to crude oil equivalent at a ratio of six thousand cubic feet to one barrel. Figures for past years have been restated to reflect this change.

  S U N C O R  O V E R V I E W  A N D  S T R A T E G I C  P R I O R I T I E S

Suncor Energy Inc. is an integrated Canadian energy company with its corporate office located in Calgary, Alberta. Suncor's cornerstone business, Oil Sands, mines and upgrades oil sands near Fort McMurray, Alberta, to produce custom-blended refinery feedstocks and diesel fuel. Suncor's conventional Natural Gas production in Western Canada is sold in North American markets, creating an internal hedge against the company's natural gas consumption. The company refines crude oil and markets finished petroleum products through its subsidiary, Sunoco Inc., headquartered in Toronto, Ontario.

Suncor's strategy is based on:

 o Expanding Oil Sands facilities to increase oil production and provide greater operational flexibility.

 o Developing Suncor's large resource base through oil sands mining and in-situ technology.

 o Controlling costs through a strong operational focus, economies of scale and improved management of engineering, procurement and construction on major projects.

 o Supporting integration and growth through natural gas production that offsets internal demand and by expanding the downstream marketing of Oil Sands products.

 o Actively managing environmental and social issues associated with operations to help build support for Suncor's growth plans among community, government and other stakeholders.

[GRAPHIC DESCRIPTION]
NET EARNINGS
(per cent)

                              2001      2000   1999

Oil Sands                     59         64     71
Natural Gas                   24         20     17
Sunoco                        17         16     12


[GRAPHIC DESCRIPTION]
CASH FLOW PROVIDED
FROM OPERATIONS
(per cent)

                              2001      2000   1999

Oil Sands                     52         62     60
Natural Gas                   30         22     25
Sunoco                        18         16     15


[GRAPHIC DESCRIPTION]
CAPITAL EMPLOYED
(per cent)

                              2001      2000   1999

Oil Sands                     64         64     55
Natural Gas                   14         19     29
Sunoco                        22         17     16

NET EARNINGS COMPONENTS

($ millions after income taxes)                             2001      2000*    1999
Operational earnings**                                       433       414      167
NATURAL GAS
  Asset divestments                                            4        69       19
  Restructuring                                                1       (30)      --
STUART OIL SHALE PROJECT
  Partial asset write-down                                    (3)      (80)      --
OIL SANDS
  Start-up expenses - Project Millennium                     (90)       (9)      --
Impact of provincial income tax rate reductions
  on opening future income tax balances***                    43        13       --
-----------------------------------------------------------------------------------
Net earnings                                                 388       377      186
===================================================================================

CASH FLOW FROM OPERATIONS COMPONENTS

($ millions)                                                2001       2000     1999
Operational cash flow**                                    1 061      1,009      591
NATURAL GAS
  Restructuring costs                                         (1)        (9)      --
OIL SANDS
  Start-up expenses & overburden removal
   - Project Millennium                                     (229)       (42)      --
-----------------------------------------------------------------------------------
Cash flow provided from operations                           831        958      591
===================================================================================

INCOME TAX RATE CHANGES

IMPACT OF PROVINCIAL INCOME TAX RATE REDUCTIONS
ON OPENING FUTURE INCOME TAX BALANCES*

                                                                               TOTAL
($ millions)                   Oil Sands    Natural Gas    Sunoco   Corporate   2001   2000
                                      31              9        10         (7)     43     13
===================================================================================

* The determination of operational earnings for 2000 has been restated to be consistent with the treatment and presentation in 2001 of the impact of income tax rate reductions.

** Suncor's presentation of operational earnings and operational cash flow are provided to enhance readers' understanding of the factors impacting Suncor's operational and financial performance and should not be used to compare Suncor's financial results with those of other companies. For comparability purposes readers should rely on the reported net earnings and cash flow provided from operations and the related per share information, which are prepared and presented in accordance with Canadian generally accepted accounting principles in the Consolidated Financial Statements.

***  See Note 5 to the Consolidated Financial Statements.

For information related to quarterly sales, net income and net income per share for the years 2001 and 2000 refer to the information under the heading Quarterly Summary on pages 69 and 70 of this 2001 Annual Report, which information is incorporated by reference into this Management's Discussion and Analysis.

EARNINGS ANALYSIS

NET EARNINGS UP 3% IN 2001

Net earnings for the year increased to $388 million, up from $377 million in 2000. Cash flow provided from operations was $831 million, compared with $958 million in 2000.

During 2001 and 2000, several transactions impacted net earnings and cash flow provided from operations that were not viewed as ongoing. These transactions in 2001 included start-up expenses of Suncor's major oil sands expansion, Project Millennium, restructuring cost adjustments and a divestment gain in Natural Gas, adjustments related to the revaluation of opening future provincial income tax balances due to a reduction in income tax rates and Suncor's sale of the Stuart Oil Shale Project. Non-operational transactions are explained in the Notes to the Consolidated Financial Statements.

Operational earnings in 2001 increased to $433 million from $414 million in 2000. The $19 million increase was primarily the result of increased Oil Sands sales, lower crude oil hedging losses, higher natural gas prices, the benefit of a royalty rate reduction for Oil Sands production and higher downstream retail gasoline margins and volumes. These factors were partially offset by lower crude oil prices, the widening of light/heavy crude oil differentials, the impact of two maintenance shutdowns that halted Oil Sands production for a total of 16 days and higher operating expenses and interest charges.

                                                           2001 ANNUAL REPORT 23

Operational cash flow in 2001 increased over 2000 primarily due to the same factors that increased earnings. Operational cash flow also increased as a result of the favourable income tax impact from the sale of the company's interest in the Stuart Oil Shale Project.

These favourable factors were partially reduced by recognition at December 31, 2001 of the $32 million estimated payment to be made in 2002 under Suncor's long-term employee compensation programs. Subsequent to year-end it was determined that 2001 performance targets were achieved and the final payout will be based upon the average weekly closing common share price in the first quarter of 2002. Based on current share prices it is estimated the total cash cost of these programs will be approximately $108 million. The payment with respect to these programs in the second quarter of 2002 will be $72 million. This payment is approximately $30 million higher as a result of elections subsequent to the year-end with respect to the form of payment under one component of these programs. This $30 million change will decrease cash flow provided from operations in the first quarter of 2002. Up to the end of 2001 the after-tax cumulative cost since the programs' inception in 1997 that had been charged against Suncor's earnings was $67 million.

CONSOLIDATED EARNINGS ANALYSIS
Sales and other operating revenues were $3,990 million in 2001, up from $3,385 million in 2000. The increase was primarily the result of the items discussed below:

o During the first quarter of 2001, Suncor changed the methodology of accounting for sales from its upstream to downstream operations, as explained in Note 18 to the Consolidated Financial Statements. This change increased revenue.

o Higher natural gas prices were more than offset by a decrease in crude oil prices due to weakening demand. Also impacting crude oil operating revenues were lower revenues from sour crude oil sales due to widening of the light/heavy crude oil differential and a higher proportion of lower value sour crude oil sales in 2001 (35% of total sales volumes versus 31% in 2000). The increase in sour crude oil production was primarily due to initial production from Project Millennium that could not be upgraded from sour to sweet crude oil until the hydrotreating units were commissioned late in 2001. Revenues were favourably impacted by a one-time $18 million pricing adjustment related to a large supply contract calculated retroactively to 1999.

o Sales volumes for the year were unfavourably impacted by two maintenance shutdowns (one planned and one unplanned) at the Oil Sands operations that totalled 16 days.

o Increased revenues of $99 million were associated with a crude oil business that commenced in 2001 to generate additional income by buying and selling production of other companies. The purchase of the crude oil for resale is shown in purchases of crude oil and products in the Consolidated Financial Statements. This activity did not have a significant impact on earnings or cash flow in 2001.

The purchases of crude oil and products increased year-over-year by $584 million. This increase includes the impact, as noted above, of the change in accounting methodology for sales of $473 million between upstream and downstream operations. Costs for crude oil and other product purchases also increased due to a number of factors:

o As noted above, Suncor initiated a business which purchased third party crude oil for resale.

o Two maintenance shutdowns at the Sarnia refinery resulted in higher product purchases being incurred to meet customer commitments.

o Two maintenance shutdowns at Oil Sands, which halted production for a total of 16 days, also resulted in more third party purchases of crude oil by the Sarnia refinery.

o Higher natural gas costs and volume increases were associated with the retail marketing of natural gas in Ontario.

These cost increases were partially offset by a reduction in the cost of crude oil and refinery feedstocks purchased from third parties due to a 14% decline in the benchmark WTI crude oil price in 2001 from 2000.

Operating, selling and general expenses increased to $1,010 million in 2001, up from $918 million in 2000. The increase was primarily due to:

o Higher refining costs reflecting increased energy costs and higher maintenance costs associated with two maintenance shutdowns at the Sarnia refinery.

o Lower foreign exchange gains in 2001 with respect to the Stuart Oil Shale Project.


24 SUNCOR ENERGY INC.

o Higher compensation, including a $10 million cost associated with the long-term compensation program (as described in Note 12(b) to the Consolidated Financial Statements).

o    Higher mining costs due to increased production and ore variability.

o Higher research and development costs with respect to new technology assessments.

The above factors were partially offset by lower production costs in Suncor's Natural Gas business due to the 18% production decline in 2001 compared to 2000, and lower costs associated with the Stuart Oil Shale Project in 2001, compared to 2000 due to divestment of this project in April 2001.

In 2002 insurance costs are expected to increase by an estimated $14 million (175%). The increase primarily reflects higher premiums on property and business interruption insurance due to the tightening of insurance market capacity. As noted in Note 14(b) to the Consolidated Financial Statements, the deductible limit for the business interruption policy will be increased to $415 million (US$260 million) for 2002 from $70 million (US$45 million) in 2001.

Exploration expenses decreased by $31 million in 2001, primarily as a result of lower dry hole costs. Royalty expenses decreased by $65 million in 2001 to $134 million. The decrease was primarily due to a lower Crown royalty rate for Oil Sands production, which was reduced to 1% of gross revenue compared to 5% in 2000 and lower Natural Gas sales levels. These favourable factors were partially offset by higher royalties due to higher natural gas prices and increased production from Oil Sands.

Depreciation, depletion and amortization (DD&A) decreased by $5 million to $360 million in 2001 from $365 million in 2000. The decrease was primarily due to an $8 million decrease in DD&A in the Natural Gas business as a result of the 2000 asset divestment program. Most of the Project Millennium assets at Oil Sands will be depreciated over 40 years. Over the life of the assets, depreciation will average $90 million per year, with higher depreciation in the initial years and lower depreciation in the later years. In 2002 depreciation will be approximately $115 million. Overburden amortization is expected to increase in 2002 to approximately $160 million (pre-tax).

Interest costs (before capitalization of interest on projects) increased in 2001 to $143 million, from $112 million in 2000, primarily reflecting higher debt levels, partially offset by lower variable interest rate costs. Long-term borrowings at the end of 2001 were $3.1 billion, up from $2.2 billion at the end of 2000, reflecting expenditures of approximately $1 billion on Project Millennium in 2001. With Project Millennium commencing commercial operations in

CONSOLIDATED FINANCIAL RESULTS

($ millions)                                2001    2000    1999
Net earnings                                 388     377     186
Cash flow provided from operations           831     958     591
Investing activities                       1 680   1 607   1 290
Dividends - common shares                     75      75      75
          - preferred securities              48      47      37
Long-term borrowings                       3 113   2 192   1 306
----------------------------------------------------------------

INDUSTRY INDICATORS

(average for the year unless otherwise noted)                                            2001       2000      1999
West Texas Intermediate (WTI) crude oil US$/barrel at Cushing                           25.90      30.25     19.30
Canadian 0.3% par crude Cdn$/barrel at Edmonton                                         39.34      44.56     27.50
Light/heavy crude oil differential US$/barrel -
  WTI @ Cushing/Bow River @ Hardisty                                                     9.51       6.84      3.42
Natural gas US$/thousand cubic feet at Henry Hub                                         4.38       3.90      2.27
Natural gas (Alberta spot) Cdn$/thousand cubic feet at Empress                           6.31       5.08      3.00
Canadian natural gas exports to the U.S., trillions of cubic feet                        3.8*       3.60      3.40
New York Harbour 3-2-1 crack US$/barrel**                                                4.42       5.45      2.47
Refined product demand (Ontario) percentage change over prior year                     (1.6)*        2.6       3.8
Exchange rate: Cdn$:US$                                                                  0.64       0.67      0.67
------------------------------------------------------------------------------------------------------------------

* Estimate
** New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking 2 times the New York Harbour gasoline margin plus 1 times the New York Harbour distillate margin and dividing by 3.

                                                           2001 ANNUAL REPORT 25

2002, interest charges that were capitalized in 2001 will now be expensed in 2002, thereby reducing 2002 earnings. Interest capitalized on Project Millennium in 2001 was approximately $120 million.

Net interest costs increased from $8 million in 2000 to $18 million in 2001 primarily due to the costs associated with the Stuart Oil Shale Project.

Subsequent to year-end, Suncor issued US$500 million of 7.15% unsecured notes due 2032 from a US$1 billion unallocated shelf prospectus. The net proceeds from the sale were used to repay commercial paper and bank borrowings. Following this transaction, Suncor had approximately $2,050 million of fixed rate borrowing at an average cost of 6.7%. The balance of Suncor borrowings are at floating interest rates. Short-term floating interest rates are at historical lows and total interest expense will be influenced by changes in short-term rates.

Financing costs in 2002 could also be higher or lower due to foreign exchange gains or losses as the January 2002 debt issued will be restated ("marked-to-market") at the prevailing exchange rate between the Canadian and U.S. dollar. This could create volatility in earnings. It is anticipated that a $0.01 change in the exchange rate would have an estimated $5 million pre-tax impact on earnings with respect to the U.S. dollar denominated debt.

Interest expense will be influenced by the company's anticipated change in its debt portfolio. For the past few years a high percentage of Suncor's debt was at floating interest rates. With the completion of Project Millennium, Suncor intends to replace bank debt with longer-term fixed rate public market debt. During 2001 Suncor issued $500 million medium-term notes as well as the above noted U.S. debt issue in early 2002. Subsequent to year-end, Suncor has also filed a shelf prospectus with Canadian securities regulatory authorities, enabling it to issue up to a further $500 million in medium-term notes in Canada if required. Suncor plans to manage the fixed versus floating rate exposure with the use of interest rate swaps.

Taxes, other than income taxes, increased by $6 million to $367 million primarily due to higher sales volumes of taxable products (mainly transportation fuels) in Sunoco.

Suncor's effective income tax rate in 2001 was 24%. This includes favourable adjustments of $43 million (9%) for provincial tax rate reductions and $9 million (1%) for federal tax rate reductions related to revaluation of opening future income tax balances. In 2000 the effective income tax rate was 39%, including $13 million (2%) in favourable provincial tax rate adjustments related to revaluation of opening future income tax balances. Also, in 2001 there was the recognition of lower provincial taxes of $6 million due to provincial deductibility of Crown royalties in excess of the federal resource allowance deduction. This deduction reduced the 2001 effective rate by 1%. In 2000 there was a similar provincial reduction of $13 million, which reduced the effective tax rate by 2%.

Suncor believes its effective tax rate in 2002 will be approximately 38%. Based upon the prior year's capital investment levels and planned future investment levels, Suncor does not expect its upstream operations to be cash taxable until the latter half of the current decade. This assessment can change depending upon such factors as profitability and capital investments.

DIVIDENDS
During 2001, Suncor's quarterly common share dividend was $0.085 per share, unchanged from 2000. Dividend levels are reviewed quarterly in light of Suncor's growth-related initiatives, financial position, financing requirements, cash flow and other factors considered relevant by the Board of Directors.

CORPORATE OFFICE EXPENSES
Corporate office after-tax expenses decreased to $92 million in 2001 from $117 million in 2000. Operational expenses in 2001 exclude the $3 million write-down of the investment in the Stuart Oil Shale Project and a $7 million unfavourable provincial income tax rate adjustment. Operational expenses in 2000 exclude an $80 million write-down of the Stuart Oil Shale Project.

Excluding these factors, the increase in operational expenses in 2001 to $82 million from $37 million in 2000 was primarily due to lower foreign exchange gains, higher research and development costs with respect to new technology assessments, higher compensation costs including the costs associated with the company's long-term compensation program and higher interest costs.

The corporate centre had a net cash deficiency of $165 million in 2001 compared to a net cash deficiency of $76 million in 2000. The increase was primarily due to settlement in 2001 of outstanding 2000 obligations and income tax refunds expected to be received in 2002.

26 SUNCOR ENERGY INC

O U T L O O K
Suncor recognizes that operational excellence is important to achieving improved financial returns. Safe and efficient operations reduce the risk of production loss, environmental liability and the higher costs incurred in conducting unscheduled maintenance. In 2002, all of Suncor's businesses plan to continue to focus on base business excellence to improve operational reliability. Plans to apply technological advancements that are intended to increase the efficiency of each business, reduce costs and improve environmental and safety performance will be a key focus.

PRODUCTION GROWTH AT OIL SANDS
Suncor plans to leverage its existing facilities and operational experience with the intention of increasing Oil Sands production in phases over the next decade. (See Oil Sands Overview page 30.)

PROJECT MANAGEMENT
Engineering, procurement and construction (EPC) of Suncor's planned major expansions will be managed directly by the company's newly created Major Projects group. Management believes direct control of EPC can assist Suncor to reduce costs and improve the efficiency of the transition between construction and operation.

INTEGRATION
Natural gas production and downstream marketing strategies will continue to be an important part of Suncor's corporate strategy. (See Natural Gas Overview page 36 and Sunoco Overview page 40.)

SUSTAINABILITY
As the company expands its hydrocarbon-based businesses, management believes Suncor must also work toward the development of renewable energy. Renewable energy has the potential to reduce environmental impacts and create additional business investment opportunities.

As part of the company's plans to invest $100 million in renewable energy projects by 2005, the SunBridge Wind Power Project was constructed in 2001. SunBridge is a $20 million partnership (50:50) between Suncor and Enbridge Inc.

Suncor's effort to reduce greenhouse gas emissions is reflected in its pursuit of greater internal energy efficiency - with the dual objective of cost savings and improved environmental performance. Suncor also plans to invest in emissions offsets and carbon capture research and development. The company's goal is to align operations with relevant national and international commitments to limit greenhouse gas emissions.

Workplace health and safety will remain a priority at all Suncor businesses and work sites.

RISK/SUCCESS FACTORS
AFFECTING PERFORMANCE

The issues Suncor must manage include, but are not limited to commodity prices, environmental regulations and regional labour issues including those specific issues discussed under Risk/Success Factors Affecting Performance for each Suncor business.

Suncor believes that while the planned increases in Oil Sands production will provide strategic advantages, they also present issues that will require prudent risk management.

COMMODITY PRICES
Suncor's future financial performance remains closely linked to hydrocarbon commodity prices, which can be influenced by global and regional supply and demand, worldwide political events and the weather. These factors, among others, can result in a high degree of price volatility. In the last three years for example, the industry has seen the monthly average price for benchmark WTI crude oil range from a low of US$12 per barrel to a high in 2000 of US$34.25 per barrel. During the same period, the natural gas Henry Hub benchmark monthly average price ranged from a low of US$1.69 per thousand cubic feet (mcf) to a high of US$9.79 per mcf.

Crude oil and natural gas prices are based on a U.S. dollar benchmark that results in Suncor's earned prices being influenced by the Canadian/U.S. currency exchange rate, thereby creating another element of uncertainty for the company. The continued weakness in the Canadian dollar versus the U.S. dollar in 2001 increased Suncor's revenues and earnings, as measured in Canadian dollars. In the future, Suncor's revenues will continue to be influenced by the value of the Canadian dollar relative to foreign currencies.

                                                           2001 ANNUAL REPORT 27

HEDGING
Suncor cannot control or accurately predict the prices of crude oil or natural gas, or currency exchange rates. For this reason, the company has a hedging program that fixes the prices of crude oil and natural gas for a percentage of Suncor's total production. Suncor has entered into a foreign exchange contract for 2002, but currently has no plans to enter into foreign exchange contracts beyond 2002. Suncor's risk management objective with its hedging program is to lock in prices on a portion of the company's future production to reduce its exposure to market volatility and support the company's ability to finance growth. Refer to Note 17(b) to the Consolidated Financial Statements for details of revenue hedges.

The Audit Committee and the Board of Directors meet with management regularly to assess Suncor's hedging thresholds in light of its price forecast and cash requirements. To add more certainty to Suncor's ability to finance future capital programs and repay debt, the Board authorized hedging up to 30% of the company's crude oil volumes between 2003 and 2006. In 2001, hedging decreased Suncor's earnings by $148 million. In 2000, hedging decreased earnings by $259 million.

ENVIRONMENTAL REGULATION RISK/SUCCESS FACTORS
Environmental legislation affects nearly all aspects of Suncor's operations. Environmental legislation imposes certain standards and controls on activities relating to mining, oil and gas exploration, development and production and the refining, distribution and marketing of petroleum products and petrochemicals and requires companies engaged in those activities to obtain necessary permits to operate. Also, environmental assessments and approvals are required before initiating most new projects or undertaking significant changes to existing operations.

In addition to these specific known requirements, Suncor expects changes to environmental legislation will likely impose further requirements on companies operating in the energy industry. Some of the issues include the possible cumulative impacts of oil sands development in the Athabasca region; the need to reduce or stabilize various emissions; issues relating to global climate change, including the potential impacts of government regulation; land reclamation and restoration; water quality; and reformulated gasoline to support lower vehicle emissions. Changes in regulation could have an adverse effect on Suncor in terms of product demand, product formulation and quality, methods of production and distribution and operating costs. The complexity of these issues makes it difficult to predict their future impact on the company. Management anticipates capital expenditures and operating expenses could increase in the future as a result of the implementation of new and increasingly stringent environmental regulations.

[GRAPHIC DESCRIPTION]
                            2002   2003   2004   2005  2006

CRUDE OIL HEDGING
PROGRAM
(at December 31, 2001)

Thousands of barrels per day  84     44     11     15    --
(kbpd) of Annual Crude
Oil Hedged
Current Annual Limits (kbpd) 105     66     68     68    68
Percentage of Annual          40     20      5      7     0
Crude Oil Hedged
Hedged Price - Cdn$ per    31.99  33.44  33.44  34.37    --
barrel

OTHER FACTORS
Other critical factors affecting Suncor's financial results include volumes and margins of refined product sales, success of the natural gas exploration and development program, interest rates and the company's ability to manage both day-to-day operating costs as well as project costs. For further discussions of possible risk factors and uncertainties which may affect the company, refer to page 44 at the end of the MD&A and to the company's Annual Information Form, on file with securities regulators or available from the company.

SENSITIVITY ANALYSIS
The following sensitivity analysis shows the main factors affecting Suncor's annual pre-tax cash flow from operations and after-tax earnings based on actual 2001 operations. The table illustrates the potential financial impact of these factors applied to Suncor's 2001 results. With Project Millennium commissioning complete, Oil Sands production is expected to increase over 2001 levels and thus the sensitivity analysis on a 1,000 barrel per day change in production may not be indicative of future results. A change in any one factor could compound or offset other factors.

LIQUIDITY AND CAPITAL RESOURCES
Suncor's growth has been funded by a combination of internally generated funds and increased debt. Net debt increased to $3.1 billion at the end of 2001, approximately $900 million higher than at the end of 2000.

28 SUNCOR ENERGY INC.

SENSITIVITY ANALYSIS

                                                                                  APPROXIMATE CHANGE IN
                                                                                 PRE-TAX CASH
                                                                                  FLOW FROM     AFTER-TAX
                                                  2001 AVERAGE        CHANGE      OPERATIONS    EARNINGS
                                                                                 ($ millions)
Oil Sands
  Price of crude oil ($/barrel)                     29.17             US$1.00         35           25
  Sweet/sour differential ($/barrel)                 8.29             US$1.00         19           13
  Sales (barrels/day)                             121 500               1 000         10            7
Natural gas
  Price of natural gas ($/thousand cubic feet)       6.09                0.10          5            3
  Production of natural gas (millions of cubic        177                  10         15            6
    feet/day)
Sunoco
  Retail gasoline margin (cents/litre)                6.6                 0.1          2            1
  Refining/wholesale margin (cents/litre)             5.7                 0.1          3            2
Consolidated
  Exchange rate: Cdn$:US$                            0.64                0.01         14           10
  Interest rate                                     2.7%*                  1%          2            1
-----------------------------------------------------------------------------------------------------------

 * Borrowings with interest at variable rates averaging 2.7% at December 31.

PLANNING ASSUMPTIONS                                  2001 ACTUAL        Current Plan   Last Year's Plan
                                                      AVERAGE FOR        Average next     Average next
                                                       THE YEAR          3-year range     3-year range
Crude oil - WTI US$ per barrel                           25.90          19.00 - 21.00    18.00 - 19.00
Natural gas - US$/thousand cubic feet @ Henry Hub         4.38            3.00 - 3.45      3.00 - 3.50
Exchange rate: Cdn$:US$                                   0.64            0.65 - 0.69      0.69 - 0.71
-----------------------------------------------------------------------------------------------------------

The above are planning assumptions and are not estimates or predictions of actual future events or circumstances. Because this table does not incorporate potential cross-relationships, it would not necessarily accurately predict future results.

With the completion of Project Millennium, capital and exploration investment activity is planned to decrease to $900 million in 2002, down from $1.7 billion in 2001 and $2 billion in 2000.

Suncor plans to make debt reduction one of its priorities as it prepares for the next stages of growth. Management believes a phased approach to future growth projects should improve the ability to manage project costs, providing further opportunities for debt reduction. This approach, along with anticipated higher Oil Sands sales levels and the hedging of approximately 50% of crude oil production in 2002, should allow for the reduction in both the absolute debt level and the net debt/cash flow provided from operations ratio. Suncor's target for this ratio is in the range of 1.5 to 2.0 times at mid-cycle pricing. At the end of 2001 this ratio was 3.8 times, higher than the expected 2001 short-term peak of 3.5 times Suncor targeted last year. The increase was due to the higher than estimated Project Millennium spending.

Other key factors that can contribute to a reduction in this ratio are operational performance and crude oil prices, and to a lesser degree natural gas prices and downstream margins. Management does not expect crude oil prices will be sustained at the average level achieved in 2001. Suncor's business plans are based upon assumptions, including a crude oil price assumption lower than the 2001 WTI average price per barrel of $25.90. Based on current planning and operational assumptions, Suncor believes net debt could be reduced by $200 to $400 million in 2002, reducing the net debt to cash flow provided from operations ratio to the two times range in 2002.

[GRAPHIC DESCRIPTION]

                            1997     1998     1999    2000    2001

RATIO OF NET DEBT/
CASH FLOW PROVIDED
FROM OPERATIONS


Number of Times              1.4      2.2     2.3      2.3     3.8

Ratio could decline over the next two years depending upon such factors as commodity price assumptions and the integration of Project Millennium.

                                                           2001 ANNUAL REPORT 29

                         O I L  S A N D S  O V E R V I E W

Suncor's Oil Sands business, located near Fort McMurray, Alberta, is the cornerstone of the company's growth plans. The business mines oil sands, extracts the bitumen and upgrades it into a variety of refinery feedstocks and diesel fuel.

Relative to conventional oil exploration and production, oil sands reserves and recovery rates are generally better defined and more predictable, providing Suncor with what management believes is a more stable foundation for production growth.

Oil Sands strategy for profitable growth is based on:

o    Applying proven as well as new technologies to increase oil production.

o Reducing costs through application of technologies, economies of scale, direct management of growth projects and more efficient operations.

o Building strategic business relationships to mitigate risk and capture value from the production of energy, steam and by-products.

o Implementing growth in a manner that supports Suncor's vision of becoming a sustainable energy company.

Oil Sands progressed this strategy in 2001 by commissioning Project Millennium, a $3.4 billion expansion that nearly doubled Oil Sands production capacity to 225,000 barrels per day (bpd) and improved operational flexibility by adding a second upgrader. This expansion is expected to reduce operating costs through process improvements and economies of scale.

In 2001 Suncor received regulatory approval for the Firebag IN-SITU Oil Sands Project, a commercial scale in-situ project planned to supply an additional 140,000 barrels of bitumen per day by the end of the decade.

Also in 2001, Suncor announced plans for Project Voyageur, which call for a staged expansion of Suncor's oil sands and in-situ facilities. Suncor has initiated the consultation process for the project and plans to apply for regulatory approval in late 2002.

Voyageur requires approval of regulators and Suncor's Board of Directors, as well as development of engineering, construction and production plans for each phase and favourable fiscal and market conditions. Any expansion decisions will be aligned with the company's long-term marketing strategies.

To support increased production, Suncor is working with other companies at the Oil Sands plant site. In 2001, TransAlta Energy Corporation commenced operation of its COGENERATION facility at the plant. A portion of the energy from the facility will help meet current energy needs of the Oil Sands operation while mitigating fluctuating energy costs and lowering carbon dioxide emissions per unit of production.

RESULTS OF OPERATIONS
AND INVESTING ACTIVITIES

2001 VS 2000

Oil Sands - Summary of Results
($ millions unless otherwise noted)  2001     2000    1999
Revenue                             1 385    1 336     889
Production
  (thousands of bpd)                123.2    113.9   105.6
Average sales price
  ($/barrel)                        29.17    31.67   23.84
Operational earnings                  342      324     167
Net earnings                          283      315     167
Cash flow provided
  from operations                     486      655     405
Total assets                        6 409    5 079   3 178
Investing activities                1 476    1 715   1 085
ROCE(%)                              20.1     22.8    12.9
ROCE (%)*                             6.4     10.6     9.2
----------------------------------------------------------

* ROCE- Return on average capital employed. Includes capitalized costs related to major projects in progress.

IN-SITU
In-situ refers to methods of extracting heavy oil from deep deposits of oil sands through horizontal drilling with minimal disturbance of the ground cover.

COGENERATION
The simultaneous production of electricity and steam from one energy source.

30 SUNCOR ENERGY INC.

REVISED COST ESTIMATES FOR GROWTH PROJECTS
The capital cost of Suncor's Project Millennium was approximately $3.4 billion, a $1.4 billion increase over the original 1997 estimate of $2 billion. The capital cost increased primarily as a result of higher labour, fabrication and material costs and changes in project scope. The additional capital costs were financed through internally generated cash flow and additional borrowing.

When combined with an associated expansion of Suncor's upgrader, the first phase of the Firebag In-situ Oil Sands Project is expected to cost about $1 billion. This estimate is $250 million higher than Suncor estimated in 1999 when planning on the project was first initiated. The revised estimate reflects construction of additional common infrastructure to support subsequent stages of Firebag, future capacity improvements of the company's upgrader and other costs reflecting Suncor's experience with construction on Project Millennium.

NET EARNINGS ANALYSIS

OIL SANDS EARNINGS DECREASE 10%
Oil Sands net earnings were $283 million in 2001, compared with $315 million in 2000. Operational earnings of $342 million in 2001 exclude a $31 million favourable income tax rate reduction and $90 million in Project Millennium start-up expenses. Operational earnings in 2000 were $324 million. The increase in operational earnings of $18 million in 2001 was primarily due to higher volumes and lower Crown royalty payments, offset by higher costs and an 8% decrease in crude oil prices from 2000. If the incremental start-up volumes had been excluded from the determination of 2001 operational earnings, it is estimated that operational earnings in 2001 would have been lower than in 2000.

During 2001, Suncor initiated a new business to generate additional income by buying and selling the crude oil production of other companies. The purchase of crude oil for resale, $96 million in 2001, is shown in the purchases of crude oil and products line in the Consolidated Financial Statements. These activities did not have asignificant impact on earnings or cash flow.

OIL SANDS CRUDE OIL PRICES DECREASE 8%
Oil Sands crude oil prices in 2001 averaged $29.17 per barrel, compared with $31.67 per barrel in 2000. WTI benchmark prices decreased 14% to an average of US$25.90 per barrel in 2001 from an average of US$30.20 per barrel in 2000. Price was further negatively impacted by wider sweet and sour differentials combined with a proportionately higher volume of lower value sour crude sales. The effect of a lower crude price was partially offset by decreased hedging losses of $224 million in 2001, compared with $407 million in 2000. The combined impact of the above pricing factors reduced earnings in 2001 by $65 million after-tax from 2000 levels.

OIL SANDS PRODUCTION INCREASES 8%
Oil Sands increased production in 2001 for the ninth consecutive year to an average of 123,200 bpd, up from 113,900 bpd in 2000, mostly due to the startup of Project Millennium in the fourth quarter. With the Millennium upgrading facilities in operation, production averaged a record-breaking 180,000 bpd in December 2001.

[GRAPHIC DESCRIPTION]
BRIDGE ANALYSIS
OF NET
EARNINGS
(Cdn$millions)

Total                 315                                     2000
Volume                 40
Oil Price             (65)
Royalties              44
Cash Expenses         (10)
Tax Adjustment          9
- Other
Earnings Before
  the Following       333
Millennium
  Start-up            (81)
Tax Adjustments*       31
Total                 283                                     2001

Lower crude price and increased costs associated with start-up of Project Millennium, partially offset by record sales volume and decreased royalties and income taxes, resulted in a 10% decrease in earnings.

*    Provincial income tax rate adjustment on opening future tax balances.

[GRAPHIC DESCRIPTION]
                               1997    1998    1999    2000    2001

PRODUCTION
(thousands of bpd)

Actual                         79.4    93.6   105.6   113.9   123.2

Oil Sands achieved record production of 123,200 bpd in 2001. As the new Millennium facilities are fully integrated with base operations, Oil Sands expects production to average 210,000 bpd in 2002.

                                                           2001 ANNUAL REPORT 31

Production in 2001 was impacted by a planned MAINTENANCE SHUTDOWN of the fractionating tower in the second quarter that halted production for a total of nine days and an unscheduled seven-day maintenance shutdown of the same facility in the fourth quarter.

Higher sales levels in 2001 resulted in a year-over-year earnings improvement of $40 million.

Because production commenced from Millennium upgrading facilities before the hydrotreating units were fully commissioned, sour crude inventories increased in late 2001. The sour crude inventory is expected to be reduced in the first half of 2002. Since the majority of the anticipated future incremental production from Project Millennium is expected to be upgraded sweet crude, an improved crude sales mix is expected in 2002. Oil Sands is targeting production of approximately 55% light sweet crude, 12% diesel and 33% light sour crude in 2002 compared to the 2001 mix of 46% light sweet crude, 12% diesel and 42% light sour crude.

ROYALTIES
Crown royalties in effect for Suncor's existing Oil Sands operations require payments to the Government of Alberta of 25% of net revenues less allowable costs (including capital expenditures), subject to a minimum payment of 1% of gross revenues, a rate that Suncor expects to pay until 2009. This expectation is based on assumptions relating to future oil prices, production levels, operating costs and capital expenditures. In 2001 Oil Sands made royalty payments of 1% of gross revenues, compared to 5% in 2000.

Crown royalties payable by Suncor to the Government of Alberta decreased to $15 million in 2001 from $87 million in 2000 as a result of the 1% royalty rate and lower commodity prices that were only partially offset by higher sales levels. The lower Crown royalties were partially offset by a $4 million increase in royalties paid to Anadarko Petroleum Corporation (Anadarko) due to more tonnes mined in 2001 from the lease on which Anadarko has a royalty interest. Mining on the lease is expected to be completed in 2002.

The decrease in total royalties expensed increased earnings by $44 million after-tax.

EXPENSES INCREASED
Cash expenses of $493 million in 2001 increased by 3% over 2000 levels, reducing Oil Sands earnings by approximately $10 million after-tax. The increase in expenses was a result of higher energy costs driven by higher natural gas prices, higher sales volumes and higher mining costs, including the costs associated with minimizing the impact of ore variability.

Non-cash charges (depreciation, depletion and amortization) remained flat year-over-year due to offsetting factors.

PER BARREL OPERATING COSTS
Cash operating costs, excluding $5.10 per barrel Project Millennium start-up and OVERBURDEN removal expenditures, decreased to $11.90 per barrel in 2001. This compares to $12.55 in 2000 (excluding $1.00 per barrel in Project Millennium start-up and overburden removal costs in 2000). The decrease of $0.65 per barrel is due to higher volumes, partially offset by higher energy costs.

Not all the expenses associated with the additional volumes from Project Millennium are included in the $11.90 per barrel cash operating cost. As a result, the $11.90 per barrel cash operating cost is not indicative of cash operating costs in the future.

Total cash and non-cash operating costs per barrel in 2001 were $14.50 ($19.60 including Project Millennium start-up and overburden removal expenses), compared with $16.25 per barrel ($17.25 per barrel including Project Millennium

[GRAPHIC DESCRIPTION]
                               1997    1998      1999    2000    2001
CASH AND TOTAL
OPERATING COSTS
(Cdn$ per barrel)

Cash Operating Cost           13.25   11.75     11.70   12.55   11.90
Start-up Expenditures           --      --         --    1.00    5.10
Project Millennium
Total Cash Cost               13.25   11.75     11.70   13.55   17.00
Non-cash Cost                  2.55    2.25      3.35    3.70    2.60
Total                         15.80   14.00     15.05   17.25   19.60

Total cash costs increased due to higher energy costs and Project Millennium start-up expenditures. Non-cash expenses decreased due to reduced maintenance shutdown amortization costs resulting from deferral of a maintenance shutdown to 2002.

MAINTENANCE SHUTDOWN
Preventative maintenance activities that involve shutting down major parts of a facility or an entire facility.

OVERBURDEN
Surface material that must be removed before mining. Consists of muskeg, glacial deposits and sand.

32 SUNCOR ENERGY INC.

expenses) in 2000. The $1.75 per barrel decrease in total operating costs (excluding Project Millennium expenses) was due to the same factors affecting cash operating costs.

Oil Sands cash operating margin was $11.50 per barrel in 2001, compared with $15.80 per barrel in 2000. The following factors influenced cash margins during the year:

o Lower crude prices (before hedging) had an unfavourable impact of $7.10 per barrel.

o    Lower hedging losses had a favourable net impact of $4.60 per barrel.

o    Cash operating costs had a favourable impact of $0.65 per barrel.

o Project Millennium start-up and overburden removal expenditures had an unfavourable impact of $4.10 per barrel.


o    Lower royalties had a favourable impact of approximately $1.65 per barrel.

NET CASH DEFICIENCY ANALYSIS
Cash flow provided from operations was $486 million in 2001, compared with $655 million in 2000. The decrease of $169 million was primarily due to lower earnings resulting from Project Millennium's $141 million start-up expenses in 2001, $126 million higher than 2000 spending. Higher overburden removal expenditures (mostly related to Project Millennium) of $119 million, compared to 2000 expenditures of $75 million, a $10 million increase in reclamation spending to $22 million, and recognition of the estimated employee long-term compensation program payment in the amount of $16 million were other factors that reduced cash flow provided from operations compared to 2000 by $43 million.

Oil Sands working capital increase in 2001 was $35 million, compared to $169 million increase in 2000. This reduction is primarily due to lower trade receivables in 2001, reflecting lower crude oil prices. The reduction was partly offset by higher inventory levels and lower accounts payable and accruals, reflecting completion of Project Millennium, offset partially by an increase in current liabilities resulting from recognition of the estimated employee long-term compensation program payment.

Capital investment at Oil Sands decreased to approximately $1.5 billion in 2001 from approximately $1.7 billion in 2000. The $239 million decrease was primarily due to lowerspending on Project Millennium.

These combined factors resulted in a decrease in net cash deficiency from $1.2 billion in 2000 to approximately $1 billion in 2001.

[GRAPHIC DESCRIPTION]
                          1997    1998    1999    2000    2001

OPERATING MARGINS
(Cdn$ per barrel)

Selling Price             26.36   22.18   23.84  31.67   29.17
Cash Margin               12.05    9.25   10.75  15.80   11.50-
                                                 16.80   16.60
SELLING PRICE - The average price from the sale of crude oil, including the impact of hedging activities.

CASH MARGIN - The difference between the selling price received for products sold and cash operating cost per barrel plus royalties per barrel.

[GRAPHIC DESCRIPTON]
                             2000                       2001

BRIDGE ANALYSIS
OF NET CASH                 0
DEFICIENCY
(Cdn$ millions)

Total                            (1 229)
Operations                          (43)
Working Capital                     134
Investing Activities                239
Cash Flow Before the Following     (229)
Project Millennium                 (126)
Total                            (1 025)


Lower capital spending on Project Millennium and a decrease in working capital mainly due to lower trade receivables were partially offset by decreased cash flow from operations and expenses associated with start-up of Project Millennium.

                                                           2001 ANNUAL REPORT 33

O U T L O O K
The foundation of Oil Sands growth plans is the large resource base estimated to be in place on Suncor leases.

Independent estimates place total Oil Sands resources at 12 billion barrels, including PROVED AND PROBABLE RESERVES that are estimated at 4.4 billion barrels.

Suncor's future plans for Oil Sands are a continuation of the company's current plans and strategic drivers. The company's focus remains on activities expected to increase production, decrease operating costs and improve environment, health and safety performance.

INCREASE PRODUCTION
Oil Sands expects production to average approximately 210,000 bpd in 2002 as the new Millennium facilities are fully integrated with base operations. This production goal assumes a 28-day maintenance shutdown will take place during the year. Management will look at the potential to defer the shutdown to 2003.

Construction on the first phase of the Firebag In-situ Oil Sands Project, including approved upgrader expansions, is scheduled to continue in 2002. Twenty steam assisted gravity drainage (SAGD) well pairs for Stage 1 are scheduled for drilling during the year. Production facility modules are under construction and installation is scheduled to begin at the site in the second quarter of 2002. Spending in 2002 for this work is currently estimated at $420 million. In-situ production from the first phase of Firebag and upgrader expansions is expected to bring Oil Sands production capacity from 225,000 bpd to a daily average of 260,000 bpd in 2005.

In 2002 Suncor will consult with stakeholders in creating detailed plans for engineering, design and project development for Project Voyageur. Voyageur is planned to further expand Suncor's oil sands and in-situ developments, building on the benefits of both types of operations to increase production.

Assuming production of 260,000 bpd has been reached by 2005, Voyageur phase one is being planned to increase production capacity to the range of 400,000 to 450,000 bpd in 2008. Current phase two plans call for additional processing units to reach a target production capacity of 500,000 to 550,000 bpd in 2010 to 2012.

Preliminary cost estimates for Voyageur will be made late in 2002. Development requires regulatory approval, and is subject to other conditions mentioned on page 30.

A Sustainability Legacy program will be integrated into planning for Voyageur with an objective of mitigating increases in air emissions, reducing water use and discharge, accelerating reclamation and limiting land disturbance. The Sustainability Legacy program also plans to examine ways Suncor can support training and apprenticeship programs and help neighbouring communities benefit from the growth of the oil sands industry. Currently, there are no cost estimates for this program.

REDUCE OPERATING COSTS
Management believes that debottlenecking and efficiency and reliability improvements provide an opportunity to further reduce the cash operating cost per barrel. Management will work towards its objective of achieving cash operating costs of $8.50 to $9.50 (approximately US$6) per barrel, though

--------------------------------------------------------------------------------

PROVED AND PROBABLE RESERVES
Annual estimates are made by Suncor of recoverable bitumen reserves associated with company in-situ leases and of synthetic crude oil reserves associated with its mineable oil sands leases. The estimates are then allocated between proved and probable categories based upon criteria determined by management and reviewed by independent consultants. With proved reserves there is at least a 90% confidence the estimate will be exceeded.

Probable reserves incorporate portions of both mining and in-situ (Firebag) Suncor leases that have a lower drilling density and are expected to be recovered under current approvals within a period of 30 years. There is at least a 50% chance the proved plus probable reserve estimates will be exceeded. The bitumen estimates are converted to crude oil estimates on the basis of yields currently being obtained.

Resources include proved and probable reserves. These resources include quantities of oil and gas that are estimated, on a given date, to be potentially recoverable from known accumulations and undiscovered accumulations that are not proved or probable reserves. Resources are a higher risk and are generally believed to be less likely to be recovered than proved and probable reserves. Total resources include both synthetic crude oil estimates for mining leases, and bitumen estimates for in-situ oil sands leases.

34 SUNCOR ENERGY INC.

attaining this objective will require achieving some of the improvements noted above and will depend on factors and assumptions such as natural gas costs at mid-cycle prices and higher production levels. In 2002 management believes cash operating costs could be in the $10 to $10.50 (US$6.50 to US$6.80) per barrel range.

These targets and estimates are subject to certain risk factors and uncertainties discussed on page 44 under "Forward-looking Statement" and their achievement cannot be assured.

RISK/SUCCESS FACTORS
AFFECTING PERFORMANCE
The strategic advantages of Oil Sands growth include:

o Economies of scale associated with higher levels of production from the existing Oil Sands infrastructure.

o Parallel processing in the extraction and upgrading processes provide flexibility to schedule periodic plant maintenance while continuing to generate production from the remaining units.

o The ability to leverage demonstrated operational experience and technologies.

o Production growth without the level of exploration risk associated with conventional oil and gas operations.

The issues Suncor must manage include, but are not limited to:

o Suncor's ability to finance Oil Sands growth in a volatile commodity pricing environment. (Also refer to the section on Liquidity and Capital Resources on page 28.)


o The ability to complete future oil sands projects both on time and on budget could be impacted by competition from other oil sands projects for skilled people, increased demands on the Fort McMurray, Alberta infrastructure (housing, roads, schools, etc.), or higher prices for the products and services required to operate and maintain the Oil Sands plant. Suncor continues to address these issues through a comprehensive recruitment and retention strategy, working with the community to determine infrastructure needs, designing Oil Sands expansion to reduce unit costs, seeking strategic alliances with service providers and tightening controls on engineering, procurement and project management.

o Potential changes in the demand for refinery feedstocks and diesel fuel. Suncor believes it can reduce the impact of this issue by entering into long-term supply agreements with major customers, expanding its customer base and offering customized blends of refinery feedstocks to meet customer specifications.

The profitability of Suncor's Oil Sands business is influenced by world crude oil price levels. These prices are difficult to predict and impossible to control. In addition, the light/heavy oil differential can have an impact on earnings. In 2001, this differential widened and reduced earnings. Management believes the differential will trend toward more historical ranges in 2002 if the demand for heavy oil increases as anticipated.

Unplanned production or operational outages and slowdowns, particularly those that are weather-related, can be expected.

Suncor's relationship with employees and trade unions is important to the company's future success because work disruptions have the potential to adversely affect Oil Sands operations and growth projects. Suncor entered into a new three-year collective agreement with the Communications, Energy and Paperworkers Union, Local 707 effective May 1, 2001.

Also refer to Risk/Success Factors Affecting Performance on page 27.

                                                           2001 ANNUAL REPORT 35

                      N A T U R A L  G A S  O V E R V I E W

Suncor's Natural Gas business (NG) produces conventional natural gas in Western Canada, supplying it to markets throughout North America. The sale of NG production provides an internal hedge for Suncor's natural gas consumption.

In 2001, NG continued to advance its strategy for profitable growth in order to maintain an INTERNAL HEDGE for Suncor's growing gas consumption. This strategy is built on four key platforms:

o    Focusing on natural gas.

o    Building competitive operating areas.

o    Improving base business efficiency.

o    Creating new low capital service offerings to the resource sector.

NG's first service offering, Prospect Generation Services (PGS), was launched and generated net cash flow of $6 million in 2001 primarily through land sales. PGS develops prospects on new and existing non-core Suncor lands and markets those business opportunities to the resource sector. PGS earnings did not have a material impact on earnings in 2001.

NET EARNINGS ANALYSIS

NET EARNINGS INCREASE BY 19%
Net earnings were $117 million in 2001, up 19% over the 2000 level of $98 million, primarily due to stronger natural gas prices and cost reductions. Operational earnings, which in 2001 exclude the impact of the adjustment related to revaluation of opening future provincial income tax balances ($9 million), asset divestments ($4 million) and restructuring charges ($1 million), increased by 75% from $59 million in 2000 to $103 million in 2001. This was primarily due to higher commodity prices and lower exploration and operating costs, partially offset by lower production volumes resulting from property divestments in 2000 and higher royalty expenses. Cash flow from operations rose to $280 million from $238 million in 2000, also a reflection of higher natural gas prices and lower costs.

RESULTS OF OPERATIONS,
INVESTING AND EXPLORATION
ACTIVITIES

2001 VS. 2000

NATURAL GAS - SUMMARY OF RESULTS

($ millions unless otherwise noted)   2001     2000    1999
Revenue                                449      428     306
Production (thousands boe/d)          33.4     40.5    51.1
Average sales price
  Natural gas
  ($/thousand cubic feet)             6.09     4.72    2.44
  Natural gas liquids
  ($/barrel)                         34.38    36.66   19.32
  Crude oil ($/barrel)               33.92    29.50   20.94
Operational earnings                   103       59      22
Net earnings                           117       98      41
Cash flow provided
  from operations                      280      238     172
Total assets                           722      762     962
Capital and exploration
  expenditures                         132      127     200
ROCE (%)                              32.1     17.2     5.5
-----------------------------------------------------------

In 2001, Suncor began to convert natural gas to barrels of oil equivalent (boe) at a 6:1 ratio (thousand cubic feet of natural gas:barrel of oil); previously, conversion was on a 10:1 basis. Figures for 1999 and 2000 have been restated on a 6:1 basis.

--------------------------------------------------------------------------------
INTERNAL HEDGE
An internal hedge occurs when Suncor's natural gas production equals or is greater than internal consumption, providing the company protection from volatile natural gas prices in the North American market.

36 SUNCOR ENERGY INC.

NATURAL GAS PRICES INCREASE 29%
In 2001, NG's natural gas price averaged $6.09 per thousand cubic feet (mcf) of natural gas, compared with $4.72 per mcf in 2000. Increased prices in 2001 were a result of increased demand coupled with a relatively flat natural gas supply in North American markets. NG also benefited from higher than industry average exposure to the high value California market in 2001. While crude oil made up only 7% of NG's production in 2001, crude prices were also higher than 2000, averaging $33.92 per barrel (after hedging losses), compared to $29.50 per barrel (after hedging losses) in 2000. The price for natural gas liquids averaged $34.38 per barrel in 2001, compared to $36.66 per barrel in 2000. The combined impact of the above pricing factors increased earnings by $49 million.

PRODUCTION DECLINES 17% FROM 2000 LEVELS NG's natural gas and liquids volumes declined to an average of 33,400 barrels of oil equivalent per day (boe/d), or 200 million cubic feet equivalent/day (mmcfe/d) in 2001, from an average of 40,500 boe/d or 243 mmcfe/d in 2000. The main reason for production declines was asset divestments associated with portfolio optimization during 2000. Production divestments of 10,600 boe/d at the time of sale were only partially offset by volume growth related to the 2001 capital spending program. The decrease in volumes resulted in a reduction in earnings of $28 million compared to 2000.

ROYALTIES INCREASE
Royalties increased to $8.56 per boe in 2001, from $6.81 per boe in 2000 due mainly to the increase in commodity prices. The increase in royalties resulted in a reduction in earnings of $2 million.

[GRAPHIC DESCRIPTON]
                             2000                       2001

BRIDGE ANALYSIS
OF NET EARNINGS
DEFICIENCY
(Cdn$ millions)

Total                               98
Price                              (28)
Volume Royalties                    (2)
Expenses                            25
Earnings Before the Following      142
Divestment Gains                   (65)
Tax Adjustment*                      9
Restructuring Costs                 31
Total                              117

Higher natural gas prices and lower expenses offset the decline in production from 2000 divestments.
*    Provincial income tax rate adjustment on opening future tax balances.

[GRAPHIC DESCRIPTON]
                                1997    1998    1999    2000    2001

SUNCOR NG PRICING
VS. INDUSTRY AVERAGE
(Cdn$/thousand cubic feet)

Suncor NG Average Annual Price  1.93    1.95    2.44    4.72    6.09
Industry Average Reference      1.98    1.95    2.47    4.53    5.39
  Price

2001 Industry Average Reference Price is an estimate.

[GRAPHIC DESCRIPTON]
                             2000                       2001

BRIDGE ANALYSIS
NET CASH SURPLUS
(Cdn$ millions)

Total                               451
Operations                           59
Capital and Exploration
  Expenditures                       (7)
Divestment Proceeds                (292)
Total                               211

Year-over-year decline of $240 million in NG's net cash flow reflected lower proceeds from property dispositions and slightly higher capital and exploration spending, partially offset by higher operating cash flows resulting from higher natural gas prices and lower expenses.

[GRAPHIC DESCRIPTON]
                                1997    1998    1999    2000    2001

PRODUCTION
(thousands of boe per day)


Natural Gas                     40.0    41.2    37.7     33.3    29.5
Liquids (natural gas liquids    15.7    16.3    13.4      7.2     3.9
and crude oil)
Total                           55.7    57.5    51.1     40.5    33.4

Although 2001 production was lower than 2000 due to property divestments, production exceeded 2001 goals by 1,000 boe/d, as NG continued bringing non-producing reserves to the producing stage.

                                                           2001 ANNUAL REPORT 37

TOTAL EXPENSES REDUCED FROM 2000 LEVELS
Total expenses, excluding royalties and restructuring charges, were reduced by $49 million in 2001 from 2000 levels. Exploration expenses were down $31 million in 2001 due to a decrease in dry hole costs. Operating expenses decreased by $10 million compared to 2000 levels due to asset divestments and improved base business efficiency. Non-cash expenses (depreciation, depletion and amortization) decreased by $8 million as a result of divestments in 2000. Combined, the above factors increased earnings by $25 million year-over-year.

In 2000, NG set a target to decrease annualized operating costs by a total of $18 million to $20 million by year-end 2001. Approximately $15 million of this target was reached in 2000. Annualized operating costs decreased an additional $5 million in 2001 through a focus on administrative cost controls and reduced lifting costs.

ASSET DIVESTMENT GAINS
In 2001, NG divested a non-core heavy oil property, recording a $4 million after-tax gain, compared to a $69 million gain in 2000 when the majority of NG's announced strategic divestments occurred. This resulted in a $65 million change year-over-year.

RESTRUCTURING CHARGES
In 2001, NG recorded a positive adjustment on restructuring charges that increased after-tax earnings by $1 million. In 2000, NG recorded restructuring charges that reduced after-tax earnings by $30 million for a year-over-year change of $31 million.

TAX ADJUSTMENTS
In 2001, earnings benefited from positive tax adjustments of $9 million. This reflects the impact of adjustments related to revaluation of opening future income tax balances.

NET CASH SURPLUS ANALYSIS
NG had a net cash surplus of $211 million in 2001, a decline of $240 million when compared to the net cash surplus of $451 million in 2000. This reduction was primarily due to a decrease in divestment proceeds of $292 million, partially offset by an improvement in cash from operating activities of $59 million.

CAPITAL AND EXPLORATION INVESTING ANALYSIS
During 2001, NG continued to focus on bringing proved undeveloped reserves into production. Capital expenditures were $132 million, higher than $127 million in 2000, due to increased expenditures on coalbed methane land acquisition and exploration. Divestment proceeds decreased $292 million as a result of completing the strategic divestment program in 2000.

[GRAPHIC DESCRIPTION]
2001 DIRECT PROPRIETARY GAS SALES
(69% of sales)

                                      (mmcf/d) (%)
British Columbia                      13       11
Midwest U.S.                          15       12
Eastern Canada                        21       17
California                            40       33
Alberta                               33       27
Total                                122      100

[GRAPHIC DESCRIPTION]
2001 SYSTEM PROPRIETARY GAS
(31% of sales)

                                   (mmcf/d)    (%)
TransCanada Gas Services           29          53
Pan Alberta                        19          35
Canwest                             2           3
Other                               5           9
Total                              55         100

[GRAPHIC DESCRIPTION]
                             1997     1998     1999     2000     2001

LIFTING AND
ADMINISTRATION COSTS

Administration                 28       29       28       29       24
(Cdn$ millions)
Lifting ($ per boe)          2.81     2.79     3.10     3.11     2.96

Total operating costs decreased from the prior year as Natural Gas maintained focus on controlling administrative costs and reducing lifting costs.

[GRAPHIC DESCRIPTION]
                            1997   1998   1999   2000   2001
TOTAL PROVED RESERVES
(millions of barrels
of oil equivalent)

Natural Gas                  182    200    168    133    125
Liquids                       70     69     51     16     14
Total                        252    269    219    149    139

Over the last two years, Natural Gas activities have been directed towards bringing non-producing reserves to the producing stage.

38 SUNCOR ENERGY INC.

O U T L O O K

PROFITABLE GROWTH
NG has a goal of achieving a return on capital employed (after-tax earnings divided by average capital employed) of at least 12% in 2002 and 15% in 2004 at mid-cycle natural gas prices (US$3.00 to US$3.50/mcf price range) while producing volumes in excess of internal demand. Management will work toward this goal by building existing operating areas and developing new production and revenue streams.

NG's production outlook for 2002 targets 180 mmcf/d to 190 mmcf/d of natural gas plus 1,800 bpd of natural gas liquids and 1,200 bpd of oil.

Leveraging Suncor's expertise and assets in three core areas in western Alberta and northeastern British Columbia will continue to be the foundation for production and revenue in 2002.

SUSTAINABILITY AND RENEWABLE ENERGY
Suncor announced plans to place investments in renewable energy under the management of NG beginning in 2002. NG will manage and operate Suncor's renewable energy projects, but segmented financial data will be reported under Corporate results. This realignment is part of Suncor's strategy to provide hydrocarbon-based resources that meet the immediate energy needs of consumers while also pursuing the development of low-emission and no-emission energy sources that have a reduced environmental impact.

In 2002, Suncor plans to continue to investigate wind power as an economically viable source of renewable energy. Incentives announced in Canada's federal budget late in 2001 should increase the attractiveness of wind power investments.

Coalbed methane development may contribute to both increased volumes and reduced carbon dioxide (CO2) emissions. NG is participating in research and development initiatives to evaluate the potential of coalbeds to SEQUESTER CO2, a waste greenhouse gas emission. CO2 pumped into the coalbed may provide an economic means of increasing production of natural gas from the coalbed while reducing the company's net overall greenhouse gas emissions.

RISK/SUCCESS FACTORS
AFFECTING PERFORMANCE

Management continues to believe the single most important factor influencing NG's long-term performance is its ability to consistently and competitively find and develop reserves that can be brought on stream economically. Market demand for land and services can also increase or decrease operating costs.

Management believes there are risks and uncertainties associated with obtaining regulatory approval for exploration and development activities. Working in other countries could increase these risks and add to costs or cause delays to these projects.

These factors and estimates are subject to certain of the risks, assumptions and uncertainties discussed on page 44 under "Forward-looking Statement" and their achievement cannot be assured.

Also refer to Risk/Success Factors Affecting Performance on page 27.

--------------------------------------------------------------------------------
SEQUESTER
Sequester refers to the capture and storage of carbon dioxide, preventing its release to the atmosphere.

                                                           2001 ANNUAL REPORT 39

                          S U N O C O   O V E R V I E W

Suncor's wholly owned subsidiary Sunoco Inc. operates a refining and marketing business in central Canada. Its Sarnia, Ontario refinery has the capacity to refine 70,000 barrels per day of crude oil into gasoline, distillates and petrochemical products. Products are sold to wholesale, commercial and industrial markets and through a controlled retail network in Ontario.

Sunoco's refining and marketing strategy is focused on:

o    Improving gross profit of refining assets.

o    Enhancing retail customer offering.

o    Creating long-term growth opportunities.

o    Supporting sustainable development.

For the third consecutive year, Sunoco continued to show volume growth in refined product sales. In 2001, total sales averaged 93,400 barrels per day
(bpd), representing an improvement of 1% from 2000. Sunoco's share of the total refined product sales in its primary market of Ontario was approximately 18%, compared to 17% in 2000.

Approximately 59% of Sunoco's total sales volumes are marketed in Ontario through controlled retail networks. These include 302 Sunoco retail service stations, 18 Sunoco-branded Fleet Fuel Cardlock sites and two joint venture businesses comprised of 154 Pioneer-operated service stations, 47 UPI-operated retail service stations and bulk distribution facilities for rural and farm fuels. (Pioneer Group Inc. is an independent retailer with which Sunoco has a 50% joint venture partnership and UPI Inc. is a 50% joint venture company with GROWMARK Inc.)

Approximately 38% of Sunoco's refined products were sold to wholesale and industrial accounts in Ontario and Quebec in 2001, primarily consisting of jet fuels, diesel and gasolines. The remaining 3% of Sunoco's refined products were petrochemicals sold through Sun Petrochemicals Company, a 50% joint venture between a subsidiary of Sunoco and a U.S. refinery. Sunoco also markets natural gas to approximately 125,000 commercial and residential customer accounts in Ontario.

RESULTS OF OPERATIONS AND
INVESTING ACTIVITIES

2001 VS. 2000

SUNOCO - SUMMARY OF RESULTS

($ millions unless otherwise noted)      2001    2000    1999
Revenue                                 2 588   2 604   1 779
Refined product sales
(thousands of cubic metres)
  Sunoco retail gasoline                1 575   1 539   1 500
  Total                                 5 419   5 360   5 080
Operational earnings                       70      68      27
Net earnings (loss) breakdown:
  Rack Back                                47      69      14
  Rack Forward                             23      (1)     13
  Others (tax adjustments)                 10      13      --
  Total                                    80      81      27
Cash flow provided
  from operations                         165     174     103
Investing activities                       71      59      43
Net cash surplus                          111     155     129
ROCE (%)                                 18.4    20.5     6.0

IN JANUARY 2002, SUNCOR'S DOWNSTREAM OPERATIONS WERE REORGANIZED AS ENERGY MARKETING AND REFINING. SEGMENTED RESULTS FOR 2001 ARE REPORTED UNDER THE SUNOCO NAME.

40 SUNCOR ENERGY INC.

NET EARNINGS ANALYSIS

NET EARNINGS REMAIN STEADY
Sunoco's 2001 net earnings were $80 million, compared with $81 million in 2000. Operational earnings were $70 million, up from $68 million in 2000. Operational earnings in 2001 and 2000 exclude favourable income tax adjustments of $10 million and $13 million, respectively, related to revaluation of opening future provincial income tax balances. The higher operational earnings were due primarily to improved margins in the commercial and reseller channels, stronger profit from retail operations and retail natural gas business, and a 1% growth in sales volumes. Partially offsetting the favourable factors were lower refining margins, lower refinery production and higher expenses. Return on capital employed was 18.4%, compared to 20.5% in 2000. The reduction resulted from lower net earnings combined with a higher capital employed.

LOWER REFINING MARGINS IMPACT RACK BACK
RACK BACK operational earnings declined
to $47 million in 2001, compared with $69 million in 2000, due primarily to lower refining margins, lower refinery production and higher expenses. Refining margins decreased to 5.7 cents per litre (cpl) in 2001, compared with 5.9 cpl in 2000. The lower margins were attributable to a decline in product demand resulting from a weakening economy. Net earnings decreased by $14 million due to lower refining margins and higher costs driven by increased product purchases.

The refinery encountered a number of unplanned outages involving the catalytic cracker (in the first quarter, 2001) and the petrochemical and vacuum units (in the fourth quarter, 2001). As a result, the crudeutilization rate dropped to 92%, down 6% from 2000. Additional product purchases were made to satisfy customer demand due to the lower production.

Sales volumes were 1% higher compared to 2000, averaging 14,800 cubic metres per day (93,400 bpd) from 14,600 cubic metres per day (92,200 bpd) in 2000. The higher sales volumes were comprised of the refinery's production, which was 4% lower than 2000, and purchases of finished products to meet customer demand.

In the fourth quarter of 2001, the Sarnia refinery completed a planned maintenance shutdown. While a majority of the work was completed on schedule, there was a two-week extension to resolve catalyst problems.

Rack Back's expenses were $22 million higher in 2001 compared with 2000, primarily as a result of higher natural gas prices and a 20% increase in natural gas consumption due to reduced fuel oil burning. The increase in expenses was partially offset by a gain of $9 million in 2001 from sales of excess supplies of natural gas initially bought for the retail natural gas marketing business. Due to changes in customer demand forecasting methodology, excess gas supply was identified and liquidated.

Also impacting Rack Back's earnings was a $2 million earnings reduction from Sun Petrochemicals Company.

RACK FORWARD EARNINGS UP $24 MILLION
RACK FORWARD operational earnings increased to $23 million in 2001, compared to a loss of $1 million in 2000. The increase was attributable to stronger earnings from retail operations, commercial and reseller channels and improved retail natural gas margins.

[GRAPHIC DESCRIPTION]
                              1997    1998    1999    2000    2001

CRUDE UTILIZATION/
HIGH VALUE COMPONENTS
(percentage)

Crude Utilization               97      99      95      98      92
High Value Components           90      91      92      91      89

Sunoco's crude utilization rate declined 6% to 92% in 2001 due primarily to unplanned outages during the year. A planned maintenance shutdown was also completed in the fourth quarter.

--------------------------------------------------------------------------------
RACK BACK AND RACK FORWARD
Sunoco's financial reporting in 2001 is based on its Rack Back/Rack Forward organizational structure and prior year results have been reclassified accordingly. The Rack Back division includes the procurement and refining of crude oil and feedstocks and sales and distribution to the Sarnia refinery's largest industrial and reseller customers. Rack Forward includes retail operations, retail natural gas marketing, cardlock and industrial/commercial sales, and the UPI and Pioneer joint venture businesses.

                                                           2001 ANNUAL REPORT 41

For the fourth consecutive year, gasoline sales at Sunoco's retail network increased. Retail gasoline volume improved by more than 2%, contributing to an earnings improvement of $2 million over 2000. While the retail gasoline margin remained unchanged from 2000 at 6.6 cpl in 2001, total fuel margins from the retail business improved by $4 million due to a more favourable product mix. ANCILLARY and royalty income was $4 million higher than 2000, reflecting continued expansion of non-fuel products and services in the retail network. These positive earnings impacts were partially offset by increased expenses of $7 million resulting from higher operating costs.

In 2001, retail natural gas margins improved $10 million from 2000. The restructuring of customer contracts enabled Sunoco to match fixed price sales contracts with fixed price supply. In addition, commercial and reseller sales channels further improved Rack Forward earnings by $8 million due to margin improvement and $1 million related to volume growth.

Net earnings from Sunoco's retail joint ventures with UPI and Pioneer were $2 million higher in 2001, reflecting stronger volumes and margins.

NET CASH SURPLUS ANALYSIS
Net cash surplus decreased to $111 million in 2001, compared with $155 million in 2000. This decrease reflects the higher investment spending of $12 million, a lower working capital decline of $23 million compared to 2000 and a decrease in cash flow provided from operations of $9 million. This decrease includes the recognition of estimated payments in 2002 with respect to Suncor's employee long-term compensation programs.

[GRAPHIC DESCRIPTION]          1997   1998   1999   2000   2001
REFINED PRODUCT
SALES VOLUMES
(thousands of cubic metres)

                              5 182  5 037  5 080  5 360  5 419

Total sales volumes increased by more than 1% over 2000, reflecting higher commercial/industrial sales volume and continued volume growth in the retail gasoline business.

--------------------------------------------------------------------------------
ANCILLARY INCOME
Income earned from non-fuel products and services such as car washes, sale of fast foods and confectionery items.

Working capital decreased by $17 million in 2001, compared with a reduction of $40 million in 2000, contributing $23 million to the net cash surplus decline. Key contributing factors were higher ending inventory and lower product prices impacting payables. Investing activities totalled $71 million in 2001, including $9 million for the planned maintenance shutdown at the Sarnia refinery, compared with $59 million in 2000.

O U T L O O K
Sunoco will continue to focus on improving gross profit of refining assets, enhancing its retail customer offerings, creating long-term growth opportunities and focusing on sustainable development.

IMPROVE GROSS PROFIT OF REFINING ASSETS
Sunoco continues to pursue its goal to position the Sarnia refinery in the top one-third of North American refineries of similar size and complexity by the end of 2002. To achieve this, Sunoco will continue to focus on increasing the operational flexibility of the Sarnia refinery to run different feedstocks, improving energy cost management and optimizing existing assets to improve reliability and flexibility.

To reduce exposure to energy cost increases, an energy supply agreement was signed with TransAlta Energy Corporation (TransAlta) in 2001. Under the contract, the TransAlta Sarnia Regional Cogeneration Project will provide a portion of its steam supply to the Sarnia refinery at a competitive cost, eliminating the need for Sunoco to build boilers for steam generation. According to TransAlta, the new facility is expected to commence operation in late 2002.

[GRAPHIC DESCRIPTION]          1997   1998   1999   2000   2001

MARGIN
(Cdn cents per litre)

Sunoco-branded Retail
  Gasoline Margin               6.8    7.0    7.4    6.6    6.6
Refining Margin                 4.6    4.1    4.0    5.9    5.7

Refining margins declined from last year due mainly to the higher industry inventory levels and lower demand in North America. Sunoco retail gasoline margins remained unchanged from last year.

42 SUNCOR ENERGY INC.

ENHANCE RETAIL CUSTOMER OFFERINGS
Sunoco plans to implement initiatives to improve its retail customer offerings by expanding premium food and beverage service. Sunoco also continues to expand its premium fuel products to retail customers. Marketing initiatives are in place to increase sales of premium fuel products such as Ultra 94 gasoline and Gold Diesel.

CREATE LONG-TERM GROWTH OPPORTUNITIES
Sunoco continues to evaluate strategic opportunities associated with the industry's need to reformulate fuels to comply with new sulphur regulations on gasoline and diesel.
Integration enhancement with Oil Sands and the economic attractiveness of processing sour streams continue to be a strategic focus. To capture a greater share of long-term value from increasing Oil Sands production, Sunoco will continue to assess new marketing and refining investment opportunities to further integrate Suncor's upstream and downstream businesses.

Sunoco completed a strategic assessment in 2001 of its retail natural gas marketing business and is exploring possible disposition, joint venture or other transactions.

FOCUS ON SUSTAINABLE DEVELOPMENT
Sunoco completed a detailed emission reduction plan in 2001. The plan targets to reduce emissions of carbon dioxide, sulphur dioxide, nitrogen oxide and volatile organic compounds at the Sarnia refinery by 25% from the 1995 levels by 2005.

While targeting improved margins and market growth, Sunoco also continues to focus on environmental issues facing Ontario and Canada and developing more environmentally responsible products. For example, to reduce emissions of carbon monoxide and greenhouse gas, Sunoco's retail network introduced ethanol-enhanced gasoline in 1997, which is now blended in all Sunoco gasoline and marketed through the Sunoco, UPI and Pioneer retail networks.

Sunoco will continue to enforce management control programs to improve health and safety performance.

RISK/SUCCESS FACTORS
AFFECTING PERFORMANCE
While Suncor's downstream business achieved higher operational earnings in 2001, financial performance in the second half of the year was negatively affected by margin and crude oil price volatility, lower demand for energy products and overall market competitiveness. Management expects fluctuation in demand for refined products, margin and price volatility and market competitiveness will continue to impact the business environment.

The Canadian refining industry faces significant capital spending to construct sulphur removal facilities. The spending is required to comply with legislation limiting sulphur levels in gasoline to an average of 150 parts per million (ppm) from mid-2002 to the end of 2004 and a maximum of 30 ppm by 2005. In 2001, Sunoco finalized an investment plan to meet the sulphur content limits. Capital spending

[GRAPHIC DESCRIPTION]
BRIDGE              2000                         2001
ANALYSIS OF
NET EARNINGS
(Cdn$ millions)

Total                           81
Fuel Margin                     (2)
Fuel Volume                     10
Retail Natural Gas Margin       10
Ancillary Income                 4
Expenses                       (20)
Earnings Before the Following   83
Tax Adjustment*                 (3)
Total                           80

Improvement in fuel volume, natural gas margin and ancillary income helped offset increased expenses and lower margins. Tax adjustments related to opening future income tax balances were $3 million lower than in 2000.
*    Provincial income tax rate adjustment on opening future tax balances.

[GRAPHIC DESCRIPTION]
BRIDGE              2000                         2001
ANALYSIS OF
NET CASH SURPLUS
(Cdn$ millions)

Total                      155
Operations                  (9)
Working Capital            (23)
Investing Activities       (12)
Total                      111

Net cash surplus declined $44 million to $111 million in 2001 due to a combination of higher capital spending and lower reduction in working capital driven by higher inventory and lower accounts payable.

                                                           2001 ANNUAL REPORT 43
to achieve compliance is expected to be approximately $40 million and will involve the addition of a new desulphurization unit. Construction is expected to be completed in 2003. In 2001 Sunoco's sulphur level in gasoline averaged about 180 ppm, compared with the 2000 Ontario industry average of 450 ppm.

Environment Canada is expected to finalize new on-road diesel sulphur regulations by mid-2002, with an implementation date of mid-2006. Regulations reducing sulphur in off-road diesel and light fuel oil are also expected. Sunoco continues to examine strategic options to comply with the pending regulations. Actual capital spending required to meet the new standard is subject to the development of such regulations and strategic assessment. Capital spending could be significant, but is not expected to place the company at a competitive disadvantage.

These factors and estimates are subject to certain of the risks, assumptions and uncertainties discussed below under "Forward-looking Statement" and their achievement cannot be assured.

Also refer to Risk/Success Factors Affecting Performance on page 27.

--------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENT
This Management's Discussion and Analysis contains certain forward-looking statements that are based on Suncor's current expectations, estimates, projections and assumptions and were made by the company in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules and production volumes, operating and financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like `expects,' `anticipates,' `plans,' `intends,' `believes,' `projects,' `indicates,' `could,' `vision,' `goal,' `target,' `objective' and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Suncor's business is subject to risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

The risks, uncertainties and other factors that could influence actual results include: changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor's ability to respond to changing markets; the ability of Suncor to receive timely regulatory approvals; the successful implementation of its growth projects including the Firebag In-situ Oil Sands Project and Project Voyageur; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venturers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, government fees, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. Many of these risk factors are discussed in further detail throughout this Management's Discussion and Analysis and in the company's Annual Information Form on file with the Alberta Securities Commission and certain other securities regulatory authorities. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The tables and charts in this document form an integral part of Management's Discussion and Analysis and should be referred to when reading the narrative. References to Suncor or the company include Suncor Energy Inc. and its subsidiaries and investment in joint ventures, unless otherwise stated.

44 SUNCOR ENERGY INC.